EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratio)
For the Year Ended December 31, 2006
Fixed Charges:
Consolidated interest cost and debt expense	$105
Interest allocable to rental expense (b)	66

Total	$171

Earnings:
Consolidated income before income tax expense	$1,580
Minority interest in net income of subsidiaries having fixed charges	39
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	4
Equity income of less-than-50-percent-owned investees	(15)
Dividends received from less-than-50-percent- owned investees	13
Fixed charges	171
Interest capitalized	(15)
Amortization of previously capitalized interest	4

Total	$1,781

Ratio of Earnings to Fixed Charges	10.42

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.